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                                                                     EXHIBIT 1.6

                     TCP ANNOUNCES EXTENSION OF CONVERSION
                      PERIOD TO ITS PREFERRED SHAREHOLDERS


Sao Paulo, Brazil - January 7, 2004 - Telesp Celular Participacoes S.A. - "TCP" [NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)], which operates under the brand VIVO, announced on January 7, 2004 that the previously announced offer to convert preferred shares, no par value, into common shares, no par value, of TCP at a ratio of one to one, up to a limit of 78,752,717,772 in the aggregate for all shareholders, is extended until 2:00 p.m., New York City time, on February 2, 2004, subject to further extension. This extension is required in light of the statement by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission, or "CVM") on December 26, 2003 that the proposed merger of shares of TCP and Tele Centro Oeste Celular Participacoes S.A. ("TCO"), in the CVM's opinion, "violates applicable laws" and the consequent suspension by TCP and TCO of the shareholders' meetings previously scheduled for January 7, 2004, pending further analysis by the companies of the CVM's statements.

If management of TCP and TCO have not decided by February 2, 2004 whether to implement the merger of shares, TCP expects that it will further extend the offer to convert to a later date or will withdraw the offer.

As of January 5, 2004, TCP had received requests for conversion with respect to approximately 241,000,000 preferred shares.

Questions about the offer may be directed to:

     Fernando Abella Garcia
     Telesp Celular Participacoes S.A.
     Av. Roque Petroni Jr., 1464, 6 andar, Sao Paulo, SP, Brazil 04707-000
     Telephone: (55) 11 5105-1207

Holders of American Depositary Shares ("ADSs") of TCP may participate in the offer to convert if they first withdraw the preferred shares underlying those ADSs from TCP's ADS program and pay the applicable fees of the depositary and any taxes and governmental charges. Questions about withdrawing preferred shares underlying ADSs in order to participate in the offer may be directed to:

     The Bank of New York
     101 Barclay Street New York, NY 10286
     Telephone: 1-888-BNY-ADRS

Documentation relating to the offer to convert may be obtained free of charge at the SEC's web site, http://www.sec.gov, or by contacting TCP at the address or telephone number above. Holders of TCP preferred stock are urged to read the documentation relating to the offer to




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 convert because it contains important information, including relating to the steps to be followed in order to convert or to withdraw an election to convert. For certain shareholders, including those whose shares are registered through Banco ABN Amro Real S.A., TCP's transfer agent, actions will be required prior to the expiration of the offer on February 2, 2004. In addition, shareholders that have elected to convert preferred shares may not trade those shares during the period of the Offer unless they first withdraw their election to convert those shares.

Investor Relations Contact: Ronald Aitken (e-mail: ronald.aitken@vivo.com.br or tel: (5511) 5105 1172) and Fabiola Michalski (e-mail: fmichalski@vivo.com.br or tel: (5511) 5105 1207); TCP website: http://www.vivo.com.br.